Exhibit 21

MFRI, Inc. has the following wholly owned subsidiaries:

1.	Midwesco Filter Resources, Inc. (Delaware corporation)

2.	Perma-Pipe, Inc. (Delaware corporation)

3.	TDC Filter Manufacturing, Inc. (Delaware corporation)

4.	Thermal Care, Inc. (Delaware corporation)

5.	Midwesco Mechanical and Energy, Inc. (Delaware corporation)